NEWS                          |                     Riviera Holdings Corporation
BULLETIN                      |                   2901 Las Vegas Boulevard South
                              |                              Las Vegas, NV 89109
From:                         |              Investor Relations:  (800) 362-1460
FRB                           |                             Fax:  (702) 794-9442
                              |                           Hotel:  (702) 734-5110
                              |                               TRADED: AMEX - RIV
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The Financial Relations Board, Inc.

FOR FURTHER INFORMATION:

AT THE COMPANY:                                    AT FINANCIAL RELATIONS BOARD:
Duane Krohn, Secretary, Treasurer and CFO   Don Markley, Virginia Turner (media)
(702) 794-9527                                                    (415) 986-1591
Email: dkrohn@theriviera.com

INFORMATION AGENTS for the TENDER OFFER:
MacKenzie Partners
(800) 322-2885 or (212) 929-5500


                                                           FOR IMMEDIATE RELEASE


            RIVIERA ANNOUNCES $7.50 PER SHARE CASH SELF-TENDER OFFER
                            FOR UP TO 500,000 SHARES

LAS VEGAS,  NV-Tuesday,  December 28, 1999 - Riviera Holdings Corporation (AMEX:
RIV) announced today that its Board of Directors has approved and authorized Riviera to make a cash tender offer of $7.50 per share, for 500,000 shares of its common stock, which represents approximately 11% of its currently outstanding common stock, subject to the terms and conditions set forth in the Offer to Purchase Shares of Riviera which will be mailed to current shareholders.

If more than 500,000 shares of common stock are properly tendered pursuant to the Offer to Purchase and Letter of Transmittal, Riviera will buy shares first from holders of less than 100 shares and then accept shares on a pro rata basis. Riviera may purchase more than 500,000 shares of common stock pursuant to the tender offer.

Riviera believes that its purchase of shares is an attractive long-term investment for Riviera and non-tendering stockholders. Riviera is making the offer to provide stockholders who wish to sell their shares the opportunity to do so for cash at a premium over recent market prices. The public trading market for the Shares has recently been characterized by low prices and low trading volume. As a result, there is a limited market for the Shares and low trading volumes make it difficult for stockholders to sell a substantial number of Shares at prevailing market prices.

                                     -more-

Riviera Announces $7.50 Per Share Cash Self-Tender Offer
Page 2


The Board of Directors of Riviera has approved the tender offer and makes no recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares to tender. Riviera has been advised that none of its directors or executive officers intend to tender any shares pursuant to the tender offer price.

On December 27, 1999, the last trading day prior to the announcement of the tender offer, the Amex closing market price for Riviera stock was $5.19 per share.

Stockholders may obtain further information by calling MacKenzie Partners, the Information Agents for the tender offer, at 800-322-2885 or 212-929-5500, or by calling Riviera directly and asking for Duane Krohn, Secretary, Treasurer and CFO at 702-794-9527.

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase and the Letter of Transmittal.


About Riviera Holdings
Riviera Holdings Corporation owns and operates the Riviera Hotel & Casino on the Las Vegas Strip and has developed a casino in Black Hawk, Colorado, which is expected to open in the near future and is expected to make a significant contribution to Riviera's cash flow. Riviera Holdings Corporation is traded on the American Stock Exchange under the symbol RIV.


                                      # # #

              For more information on Riviera via fax at no cost, please call (800) PRO-INFO (201-432-6555 outside the U.S.), code RIV.